Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 20, 2021 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for inherited retinal diseases (IRDs), today announced the Annual General Meeting of Shareholders will take place on Wednesday, May 19, 2021 at 16:00 CET (10:00am EDT) via videoconference.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the “Investors & Media” section of ProQR’s website (www.proqr.com) under “Financial Information”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders that wish to attend the videoconference should register as described in the notice and agenda, after which they will receive login details for the videoconference.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifescicomms.com